Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

October 24, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,022,637

WESTERN WIND PROVIDES UPDATE ON SALES PROCESS

Vancouver, BC – October 24, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) provides an update on the ongoing process to sell the Company and its assets (the "Sale Process").

The Sale Process is progressing as planned, with a limited number of bidders having now been invited to proceed to conduct second round due diligence. There is still a potential for a small number of additional qualified parties to move into the second round. The Company will only be providing further updates on the Sale Process as necessary or appropriate.

Jeffrey Ciachurski, Western Wind’s CEO, said “Our management team stays committed to the sale process and to maximizing value for our shareholders. As a collective group we have a significant equity stake in the company and, except for some recent sales by one officer necessitated by a need to address his immediate personal tax issue, are committed to realizing value for our equity position through the sale process.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets

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for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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